

August 9, 2010

Via U.S. Mail

Mr. Baowen Ren
Chairman and Chief Executive Officer
Sino Clean Energy, Inc.
Room 1605, Suite B, Zhengxin Building
No. 5 Gaoxin 1st Road, Gaoxin District
Xi'an, Shaanxi Province, PRC

Re: Sino Clean Energy, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed July 26, 2010
          File No. 333-167560

Dear Mr. Ren:

We have reviewed your registration statement and have the following additional comments.

Prospectus Summary, page 1

Company's Strength, page 2

Dominant market position . . . ., page 2

1. Please disclose the measure by which you were the third largest CWSF producer in China as of September 30, 2009 and, as this information is almost one year old, to the extent practicable please update this information here and throughout the prospectus.

Agreements with Select Strategic Partners, page 3

2. To be consistent with the supplemental information you provided to the staff, please revise your disclosure in the first bullet point to state that Haizhong Boiler has a 78% share of the boiler market. Please make conforming revisions on pages 18 and 55 as well. In addition, please disclose the date as of which Haizhong Boiler's market share was determined.

Business, page 53

Benefits of CWSF, page 58

3. At the bottom of page 59, you state that "… management believes that the cost to purchase and install a new CWSF boiler ranges from approximately RMB 1 million to RMB 5 million…". Please include the US dollar equivalent of these amounts and reconcile the amounts to the supplemental information in "Appendix F- Analysis of capital costs" that you provided to the staff in support of your disclosure on page 59.

Regional Market Size, page 66

4. Please provide us with an English translation of the relevant supporting information from the Beijing Zhongjing Zongheng Information and Consulting Center, Report #2 that you provided to our staff supplementally for its review.

Competition, page 66

5. Please disclose in the first sentence, as you do elsewhere in the prospectus, that the company's ranking among third-party CWSF producers in China is based on CWSF sales volume as of September 30, 2009.

Exhibit 23.4

6. The limitations and disclaimers in the second paragraph of the consent are inappropriate. Please have the consent revised to eliminate these limitations and disclaimers and then re-file the consent with your next amendment.

If you have questions regarding the above comments, please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact Dietrich King, Staff Attorney, at (202) 551-3338.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mitchell S. Nussbaum, Esq.